Exhibit 3.1

Annex A

TO the CERTIFICATE OF AMENDMENT OF

ARTICLES OF INCORPORATION OF

TOUGHBUILT INDUSTRIES, INC.

“Article 3. The total number of shares of capital stock which the Corporation shall have authority to issue is 205,000,000, which (i) 200,000,000 shall be designated as common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 10,000,000 shares shall be a class designated as undesignated preferred stock, par value $0.0001 per share. At the Effective Time every 150 (the “Reverse Split Factor”) outstanding shares of Common Stock shall without further action by the corporation or the holder thereof be combined into and automatically become one share of Common Stock (the “Reverse Stock Split”). No fractional shares will be issued in connection with the Reverse Stock Split. A stockholder of record who otherwise would be entitled to receive fractional shares will be entitled to receive cash (without interest and subject to applicable withholding taxes) in lieu of such fractional shares in an amount equal to the product obtained by multiplying such fractional share of Common Stock by the Reverse Split Factor times the average closing price per share of Common Stock on the securities trading market on which the shares were traded for the five trading days immediately preceding the Effective Time.”